Consolidated Financial Statements

For the years ended January 31, 2020, 2019, and 2018

(Expressed in U.S. Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of
C21 Investments Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of C21 Investments Inc. (the “Company”), as of January 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended January 31, 2020, 2019, and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended January 31, 2020, 2019, and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company reports a net loss for the year ended January 31, 2020 of $32,555,633, accumulated deficit of $70,510,384 and a working capital deficit of $26,954,549 as at January 31, 2020 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

Vancouver, Canada	Chartered Professional Accountants

July 13, 2020

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS at January 31,
(Expressed in U.S. dollars)

		January 31,	January 31,
		2020	2019
	Note	- $ -	- $ -
ASSETS
Current assets
Cash		3,076,493	9,067,095
Biological assets	10	1,408,271	1,870,540
Inventory	11	6,191,843	6,859,034
Prepaid expenses and deposits		543,482	608,002
Receivables	9	443,122	79,953
Total current assets		11,663,211	18,484,624
Property and equipment	13	3,834,131	2,082,010
Right-of-use assets	16	4,660,688	7,744,611
Intangible assets	14	12,704,626	13,368,580
Goodwill	14	28,541,323	29,230,651
Notes receivable and deposits	12	-	6,476,515
Restricted cash	8	46,106	46,035
TOTAL ASSETS		61,450,085	77,433,026
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	3,488,274	4,981,116
Promissory note payable- current portion	18	21,200,000	21,000,000
Convertible promissory note- current portion	18	1,244,041	-
Convertible debentures- current portion	18	6,867,255	-
Income taxes payable	28	3,714,666	-
Consideration payable - current portion	25	846,256	1,375,268
Short-term debt	17	126,119	-
Derivative liability- current portion	21	-	23,097
Lease liabilities- current portion	16	1,131,149	4,421,265
Total current liabilities		38,617,760	31,800,746
Lease liabilities	16	3,870,211	3,486,700
Long-term debt	17	494,217	-
Convertible promissory note	18	1,136,065	1,845,830
Convertible debentures	18	-	10,159,653
Promissory note payable	18	-	9,000,000
Derivative liability	21	3,699,152	-
Reclamation obligation	19	53,126	53,484
TOTAL LIABILITIES		47,870,531	56,346,413
SHAREHOLDERS’ EQUITY
Share capital	20	76,028,268	52,923,983
Commitment to issues hares	20	1,100,881	1,044,881
Reserves	20	8,008,176	5,435,551
Accumulated other comprehensive loss		(1,047,387)	(363,051)
Deficit		(70,510,384)	(37,954,751)
TOTAL SHAREHOLDERS’ EQUITY		13,579,554	21,086,613
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		61,450,085	77,433,026

Nature of operations and going concern (Note 1)

Commitments (Note 24),Taxation (Note 28)

Contingencies (Note 31),Subsequent events (Note 32)

On behalf of the Board:

	Director	Director

See accompanying notes to the consolidated financial statements	p. 1

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JANUARY 31,
 (Expressed in U.S. dollars)

		Twelve months ended Jan 31,
		2020	2019	2018
	Note	-$-	-$ -	-$ -

Revenue		37,705,095	2,585,511	-
Inventory expensed to cost of sales (see Note 11)	11	25,625,734	2,681,864	-
Gross margin before the undernoted		12,079,361	(96,353)	-

Realized fair value adjustment on biological assets	10	(5,292,763)	405,170	-
Unrealized fair value adjustment on biological assets	10	6,536,103	(126,250)	-
Gross Profit		13,322,701	182,567	-

Expenses
General and administration	27	9,485,132	6,326,591	340,575
Sales, marketing, and promotion		1,120,929	2,306,357	-
Depreciation and amortization	13 & 14	3,405,116	579,757	-
Share based compensation	20	492,631	2,996,710	258,896
Total expenses		14,503,808	12,209,415	599,471

Income (loss) before undernoted items		(1,181,107)	(12,026,848)	(599,471)

Interest expense		(3,866,420)	(391,961)	-
Accretion expense		(434,331)	(992,202)	-
Transaction costs	30	(331,973)	(4,973,991)	-
Impairment of property and equipment	13	(4,139,522)	-	-
Other Income (loss)		241,825	(673,226)	-
Impairment of goodwill and intangible assets	14	(23,911,485)	(5,160,741)	-
Loss on disposal of assets		-	(90,100)	-
Interest and other income		2,353	337,986	-
Gain on change in fair value of derivative liabilities	21	4,779,693	369,913	-
Loss before income taxes		(28,840,967)	(23,601,170)	(599,471)
Current income tax expense	28	(3,714,666)	-	-
NET LOSS		(32,555,633)	(23,601,170)	(599,471)
Other comprehensive loss
Cumulative translation adjustment		(684,336)	(370,903)	32,048

LOSS AND COMPREHENSIVE LOSS		(33,239,969)	(23,972,073)	(567,423)

Basic and diluted loss per share		$(0.42)	$(0.76)	$(0.11)

Weighted average number of common shares outstanding - basic and diluted		76,683,895	31,001,645	5,004,353

See accompanying notes to the consolidated financial statements	p. 2

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in U.S. dollars)

	Share capital		Reserves
				Equity
				component		Accumulated
				of	Commitment	other
	Number of		Share based	convertible	to issue	comprehensive
	shares	Amount	compensation	instruments	shares	income (loss)	Deficit	Total
Balance at January 31, 2017	1,979,695	$12,820,278	$602,418	$-	$-	$(24,196)	$(13,754,110)	$(355,610)
Shares issued for cash	3,640,000	669,140	-	-	-	-	-	699,140
Shares issued for debt settlement	360,000	65,192	-	-	-	-	-	65,192
Share based compensation	-	-	258,896	-	-	-	-	258,896
Net loss and comprehensive loss for the year	-	-	-	-	-	32,048	(599,471)	(567,423)
Balance at January 31, 2018	5,979,695	$13,554,610	$861,314	$-	$-	$7,852	$(14,353,581)	$70,195
Shares issued on conv. debenture subscription receipts, net	36,850,000	25,479,998	-	(2,958,335)	-	-	-	22,521,663
Shares issued for cash, net	2,082,000	3,919,162	-	-	-	-	-	3,919,162
Share based compensation - broker's warrants	-	-	233,275	-	-	-	-	233,275
Share based compensation - option issuance	-	-	2,996,710	-	-	-	-	2,996,710
Share based compensation - warrant issuance	-	-	1,394,883	-	-	-	-	1,394,883
Shares issued on settlement of loan	50,000	83,941	-	-	-	-	-	83,941
Shares issued on exercise of warrants	2,750	2,953	(840)	-	-	-	-	2,113
Shares issued on exercise of options	100,000	99,782	(49,791)	-	-	-	-	49,991
Shares issued on purchase of Silver State	12,500,000	8,951,375	-	-	-	-	-	8,951,375
Issuance of share payment note on EFF acquisition	-	-	-	-	1,877,043	-	-	1,877,043
Shares issued on exercise of EFF share payment note	940,810	832,162	-	-	(832,162)	-	-	-
Equity component of convertible debentures	-	-	-	2,958,335	-	-	-	2,958,335
Net loss and comprehensive loss for the year	-	-	-		-	(370,903)	(23,601,170)	(23,972,073)
Balance at January 31, 2019	58,505,255	$52,923,983	$5,435,551	$-	$1,044,881	$(363,051)	$(37,954,751)	$21,086,613
Shares issued on purchase of Phantom Farms	2,670,000	2,507,138	-	-	-	-	-	2,507,138
Warrants issued on purchase of Phantom Farms	-	-	793,745	-	-	-	-	793,745
Share based compensation - option issuance	-	-	492,631	-	-	-	-	492,631
Shares issued on purchase of Swell Companies	1,266,667	1,130,363	-	-	-	-	-	1,130,363
Commitment to issue shares on purchase of Swell Companies	-	-	-	-	4,221,503	-	-	4,221,503
Subsequent shares issued on purchase of Swell Companies	7,015,238	3,796,815	-	-	(3,796,815)	-	-	-
Warrants issued on purchase of Swell Companies	-	-	786,284	-	-	-	-	786,284
Shares issued for real estate	3,983,886	4,136,646	-	-	-	-	-	4,136,646
Units issued for cash, net	5,589,493	4,895,379	828,076	-	-	-	-	5,723,455
Payment of EFF Share payment note	368,688	368,688	-	-	(368,688)	-	-	-
Shares issued on exercise of warrants	915,545	1,018,748	(289,159)	-	-	-	-	729,589
Shares issued on exercise of EFF convertible note	977,479	660,647	-	-	-	-	-	660,647
Shares issued on exercise of options	80,000	77,980	(38,952)	-	-	-	-	39,028
Shares issued on exercise of convertible debentures	8,016,388	4,539,991	-	-	-	-	-	4,539,991
Share issue costs	-	(28,110)	-	-	-	-	-	(28,110)
Net loss and comprehensive loss for the year	-	-	-	-	-	(684,336)	(32,555,633)	(33,239,969)
Balance at January 31, 2020	89,388,639	$76,028,268	$8,008,176	$-	$1,100,881	$(1,047,387)	$(70,510,384)	$13,579,554

See accompanying notes to the consolidated financial statements	p. 3

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWs
For the years ended January 31,
(Expressed in U.S. dollars)

		Twelve months ended January 31,
		2020	2019	2018
	Note	- $ -	- $ -	- $ -
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss		(32,555,633)	(23,601,170)	(599,471)
Depreciation and amortization	13,14,16	4,981,575	623,022	-
Impairment of property and equipment	13	4,139,522	-	-
Net effect of fair value changes in biological assets	10	(1,243,340)	278,920	-
Share based compensation	20	492,631	2,996,710	258,896
Transaction cost - share based compensation		-	1,577,527	-
Impairment of goodwill and intangible assets	14	23,911,485	5,160,741	-
Interest expense		3,742,194	-	-
Lease amortization	16	-	256,354	-
Foreign exchange gain		75,721	-	-
Current income tax expense	28	3,714,666	-	-
Accretion expense	18	434,331	992,202	-
Gain on change in fair value of derivative liabilities	21	(4,779,693)	(369,913)	-
Loss on disposal of assets		-	90,100	-
Acquired fair value differences included in cost of sales		4,000,000	-	-

Changes in working capital items
Inventory	11	1,401,762	37,160	-
Receivables	9	(36,022)	(176,490)	(5,293)
Accounts payable and accrued liabilities	15	(2,832,043)	1,272,139	(237,447)
Prepaid expenses and deposits		62,708	(504,155)	-
Cash (used)/provided by operating activities		5,509,864	(11,366,853)	(583,315)
INVESTING ACTIVITIES
Change in restricted cash	8	-	-	(299)
Purchases of property and equipment	13	(509,624)	(208,079)	-
Loans to acquisition targets		-	(6,245,000)	-
Payment of Megawood consideration payable	25	(231,395)	-	-
Payment of liabilities assumed on EFF acquisition		-	(3,341,624)	-
Payment of liabilities assumed on Swell acquisition	4	(1,070,907)	-	-
Payment of Silver State consideration payable	25	(1,143,873)	-	-
Deposits on property and equipment		-	(4,880)	-
Net cash outflow on acquisition of subsidiaries	3,4	(1,586,942)	(8,876,776)	-
Cash used in investing activities		(4,542,741)	(18,676,359)	(299)
FINANCING ACTIVITIES
Issuance of common shares, net		5,695,345	3,971,266	705,159
Issuance of convertible debentures		-	35,196,052	(11,908)
Issuance of convertible debentures on exercise of warrants		653,632	-	-
Payments on promissory notes payable	18	(9,090,000)	-	-
Cash proceeds from warrants		729,589	-	-
Cash proceeds from options		39,028	-	-
Payments of long term debt	17	(79,421)	-	-
Lease payments made		(1,758,391)
Interest paid in cash		(3,291,295)	-	-
Cash provided by financing activities		(7,101,513)	39,167,318	693,251

Effect of foreign exchange on cash		143,788	(266,246)	99,532
(Decrease)/Increase in cash during the year		(5,990,602)	8,857,860	209,169
Cash, beginning of year		9,067,095	209,235	66
Cash, end of year		3,076,493	9,067,095	209,235

Supplementary disclosure with respect to cash flows (Note 23)

See accompanying notes to the consolidated financial statements	p. 4

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 1900-885 West Georgia Street, Vancouver, BC, V6C 3H4.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA and internationally.

On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company's request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its Common Shares in the United States and on May 6, 2019, its shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol CXXIF.  On August 23, 2019 the Company announced it had been upgraded to the OTCQB® Venture Market

As at January 31, 2020, the Company operates in two segments, recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 22).

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company reports a net loss for the year ended January 31, 2020 of $32,555,633, and accumulated deficit of $70,510,384, and a working capital deficit of $26,954,549 as at January 31, 2020.  In July 2019, the Company accelerated a restructuring and integration of operations that resulted in significant cash savings.   While these efforts have resulted in positive cash flow from operations, they will not be sufficient to fund payments on the short-term debt obligations owing to the Company’s CEO (Notes 18, 29 and 32).   The Company’s working capital deficit position is due primarily to these short-term debt service payments which will require additional funding to satisfy by January 1, 2021 under the Company’s current payment schedule. The ability of the Company to continue as a going concern is dependent on either raising additional financing or further restructuring of its current payment schedule with the Company’s CEO, Sonny Newman, who is also the Company’s majority secured debt holder and largest shareholder. These material uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

Historically, management has been successful in obtaining adequate funding for operating and capital requirements. The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. The Company is assessing various opportunities for additional financing through either debt or equity to be used to satisfy current obligations, for corporate working capital and possible future acquisitions. There is no assurance that the Company will be able to secure financing on acceptable terms or at all to cover its current obligations.

In the United States, 34 states, the District of Columbia, and four U.S. territories allow the use of medical cannabis. Alaska, California, Colorado, Illinois Maine, Massachusetts, Michigan, Nevada, Oregon, Washington, Vermont, and the District of Columbia legalized the sale and adult-use of recreational cannabis. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970 ("Federal CSA"). Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level.

There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

p. 5

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

1. NATURE OF OPERATIONS and going concern (continued)

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The consolidated financial statements were authorized for issuance on July 12, 2020 by the directors of the Company.

Basis of consolidation

These consolidated financial statements as at and for the year ended January 31, 2020, incorporate the accounts of the Company and its wholly-owned subsidiaries as defined in IFRS 10 - Consolidated Financial Statements ("IFRS 10"). All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany balances and transactions are eliminated upon consolidation.

The following are the Company's wholly owned subsidiaries that are included in these consolidated financial statements as at and for the period ended January 31, 2020:

Name of Subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

Basis of preparation

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss. The financial statements are presented in U.S. dollars unless otherwise noted. Amounts in comparative years may have been reclassified to conform with the current year's presentation.

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC").

p. 6

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Functional and presentation currency

We have chosen to present these consolidated financial statements in U.S. dollars. The functional currency of the Company's subsidiaries is U.S. dollars. The parent company's functional currency is the Canadian dollar.  All amounts presented are in U.S. dollars unless otherwise noted.

Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income (loss).

Biological assets

The Company's biological assets consist of cannabis plants. The Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The Company then measures the biological assets at fair value less costs to sell and complete up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The effect of realized and unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations.

Inventories

Raw materials, work in process, and finished goods inventories are valued at the lower of cost and net realizable value. Harvested raw material cannabis inventories are transferred from biological assets at their fair value less cost to sell at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory insofar as cost is less than net realizable value. Inventories for resale, in addition to supplies and consumables, are valued at the lower of cost and net realizable value, with standard costing used to determine cost.

Inventories are measured at the lower of cost and net realizable value. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less any estimated costs to complete and sell the goods. The cost of inventory includes expenditures incurred in acquiring raw materials, production and conversion costs, depreciation and other costs incurred in bringing inventory to its existing location and condition. The Company uses the standard costing method to track and cost inventory items. The Company maintains three categories of inventory: raw materials, work in process and finished goods.

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and losses on impairment. Depreciation of property and equipment begins when an asset is in the location and condition necessary to operate as management intended. Upon the sale or disposition of the asset, cost and accumulated depreciation are removed from property and equipment, with any resulting gain or loss recognized in the consolidated statement of loss and comprehensive loss.

p. 7

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Depreciation is provided on the straight-line basis over the useful lives of the assets as follows:

Buildings 45 years

Leasehold improvements shorter of the life of the improvement or the remaining life of the lease

Furniture & fixtures 5 years

Computer equipment 3 years

Machinery & equipment 2-7 years

Depreciation of property and equipment begins when an asset is in the location and condition necessary to operate as management intended. Upon the sale or disposition of the asset, cost and accumulated depreciation are removed from property and equipment, with any resulting gain or loss recognized in the consolidated statement of loss and comprehensive loss, as determined by comparing the proceeds from disposal with the carrying amount of the item.

Each part of an item of property and equipment with a significant cost in relation to the total cost of the asset, are depreciated separately, except when the significant part has a similar useful life and depreciation method as another part of that same asset. Insignificant parts of the same asset are depreciated together in the remainder of the asset.

During each financial year, the Company reviews the residual value, useful life and depreciation method for property and equipment, and makes any adjustment prospectively, if applicable.

Intangible assets and goodwill

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use.  Brands, licenses, and customer relationships are amortized over 10 years as of November 1, 2019, which reflect the useful lives of the intangible assets.  Prior to that the amortization period was 5 years on licenses and customer relationships.  This change in estimate was treated prospectively.

At the end of each fiscal year, the Company reviews the intangible assets' estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net intangible and tangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses.  The Company has grouped the Goodwill and intangibles into cash generating units ("CGU"), specifically Oregon and Nevada.

Goodwill has an indefinite useful life, is not subject to amortization and is tested annually for any impairment, or more frequently in the case that events or circumstances indicate that they may be impaired.

Convertible Instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component.

p. 8

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Impairment of long-lived assets

Long-lived assets include intangible assets and property and equipment, which are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that an impairment has occurred. In assessing impairment, the Company compares the carrying amount of the long-lived asset to the recoverable amount. The recoverable amount is the fair value of the asset less its value in use and cost of disposal. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. In a subsequent period, if an impairment loss reverses, the carrying amount of the long-lived asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been previously recognized.

Leases

The Company leases some items of property and equipment. Under IFRS 16 Leases ("IFRS 16"), the Company assesses whether a contract to rent an item of property and equipment is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date.

Pursuant to IFRS 16 lessee accounting model, the right-of-use asset is initially measured at cost, which includes the initial amount of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimates of costs to remove or dismantle the underlying asset or to restore the underlying asset or site on which the asset is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method. The lease liability is initially measured at the present value of the lease payments that are not paid as of the lease commencement date, discounted using the rate implicit in the lease or, if the implicit rate cannot be readily determined, the Company's incremental borrowing rate.

The measurement of lease liabilities includes the following types of lease payments:

1) fixed payments, including in-substance fixed payments;

2) variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

3) amounts expected to be payable under any residual value guarantees; and

4) exercise price for options that the Company is reasonably certain to exercise for an extension or option to buy, and penalties for early termination of a lease unless the Company is reasonably certain that it will not terminate the lease early. The lease liability is measured at amortized costs using the effective interest method.

The lease liability is remeasured in the following circumstances:

1) if there is a change in the future lease payments resulting from a change in index or rate;

2) if there is a change in the Company's estimation of the amount expected to be payable under a residual value guarantee; and

3) if the Company changes its assessment of whether it will exercise an option to purchase, extend or terminate.

The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less and for low-value assets.

p. 9

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments

i. Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income ("FVOCI"); or (iii) fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed, and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL, where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Receivables and notes receivable are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and restricted cash are classified as FVTPL.

ii. Impairment

An 'expected credit loss' impairment model applies that requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account, and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

iii. Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, promissory notes payable, consideration payable, convertible debentures, lease liabilities, other debt, and convertible promissory notes, are classified as amortized cost and carried on the consolidated statement of financial position at amortized cost. Derivative liabilities are carried at FVTPL.

Share based compensation

The Company measures equity settled share based payments based on their fair value at their grant date and recognizes share based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as share capital and the related share based compensation is transferred from reserve to share capital.

p. 10

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity in other comprehensive income (loss).

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using the applicable tax rates and tax laws.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassess its unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the recovery of the Company's deferred tax asset.

Earnings (loss) per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive. The number of additional shares is calculated by assuming the outstanding dilutive convertible instruments, options, and warrants are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of convertible instruments, stock options and warrants are anti-dilutive.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable, for the sale of goods and services in the ordinary course of the Company's activities. Revenue is shown net of returns and discounts.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

For product sales of cannabis and cannabis derivative products, the Company transfers control and satisfies its performance obligation when collection has taken place, compliant documentation has been signed, and the product was accepted by the buyer.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The Company measures goodwill as the fair value of the consideration, less the net recognized amount of the identifiable assets and liabilities assumed, all measured at fair value as of the acquisition date. Any excess of the fair value of the net assets acquired over the consideration, is a gain on business acquisition and would be recognized as a gain in the consolidated statement of loss and comprehensive loss.

p. 11

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Transaction costs

Transaction costs that are directly attributable to the acquisition of financial liabilities, other than those at FVTPL, are added to or deducted from the fair value of the financial liability on initial recognition, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately through profit and loss.

Transaction costs associated with a business combination, (i.e., other than those associated with the issuance of debt or equity,) are expensed as incurred as a line item in the consolidated statement of loss and comprehensive loss.

Reclamation obligation

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in the consolidated statement of loss and comprehensive loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Significant accounting judgments, estimates and assumptions

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of business combinations, impairment of long-lived assets, biological assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, and share based compensation.

i. Business combinations

Judgment is used in determining whether the Company's acquisition is considered a business combination or an asset acquisition. Additionally, judgment is required to assess whether any amounts paid on the achievement of agreed upon milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration arising from an acquisition should be classified as a liability or equity. Contingent consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement by the Company is accounted for within equity. Contingent consideration classified as a liability is remeasured at subsequent reporting dates in accordance with IAS 39 - Financial Instruments: Recognition and Measurement, or IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

ii. Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset's recoverable amount. The recoverable amount is the greater of value-in-use and fair value less costs of disposal. Determining the value-in-use requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value.

p. 12

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

As a result of this review, the Company's assessment of the goodwill associated with the Oregon CGU indicated an impairment in value.  The goodwill and intangibles of the Oregon CGU has therefore been written down by $22,375,225 (goodwill) and $1,536,260 (intangibles) see Note 14.

iii. Biological assets and inventories

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compare the inventory cost versus net realizable value.

The Company's estimates are, by their nature, subject to change. Changes in the anticipated yield or quality will be reflected in future changes in the gain or loss on biological assets.

Effective July 1, 2019 the Company has begun utilizing the Nevada Department of Taxation ("NDOT") determined wholesale fair market value for the period of future sales in order to calculate the expected selling price of its biological assets at its Nevada operations. Previously, the Company relied on observational inputs in the Nevada market, but the Company believes the NDOT observed values are more consistent and has observed peer issuers adopting the same valuation input.

iv. Fair value measurements

Certain assets and liabilities held by the Company are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent that such data is available. In certain situations where Level 1 inputs are not available, the Company engages qualified, third-party valuators to perform the valuation.

v. Estimated useful lives and depreciation and amortization of property, equipment and intangible assets

The Company's depreciation and amortization of property, equipment and intangible assets are dependent on the estimation of the assets' useful lives, which requires management to exercise judgment. The Company's assessment of any impairment of assets is dependent on its estimation of recoverable amounts that consider various factors, including market and economic conditions and the assets' useful lives.

vi.Income taxes

Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

vii.Share based compensation

The Company uses the Black-Scholes option pricing model to measure share-based compensation. The Company's estimate of share based compensation is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

p. 13

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

New accounting standards adopted

Effective February 1, 2019 the Company adopted IFRIC 23 - Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. It has been adopted here with no impact.

3. Acquisition of Phantom Farms

On February 4, 2019, the Company acquired all membership units of Phantom Farms, which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727‐4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC. Phantom Farms has outdoor cannabis cultivation facilities in southern Oregon and a wholesale distribution warehouse, an extraction laboratory and an indoor grow facility in central Oregon. The Company acquired Phantom Farms for total consideration of $10,539,260 comprised of cash deposits on closing of $3,200,000, a promissory note for $290,000, common shares issued in the amount of $2,507,138, share purchase warrants issued in the amount of $793,745, and an earnout valued at $3,748,377.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	13,121
Receivables	166,346
Inventory	884,113
Biological assets	75,499
Other assets	52,234
Property and equipment	92,501
Right-of-use asset	2,251,451
Lease liability	(2,251,451)
Brand	622,308
Customer relationships	581,616
Licenses	156,750
Goodwill	8,009,248
Accounts payable and accrued liabilities	(114,476)
Total assets and liabilities acquired	10,539,260
Cash deposits on closing date	3,200,000
Common shares issued	2,507,138
Stock warrants issued**	793,745
Consideration payable *	3,748,377
Promissory note payable	290,000
Total consideration	10,539,260

*all of the consideration payable wasrecognized asderivativeliability (Note 21)
**value based on acquisition date share priceof $1.23, exercise price of $1.50, expected life of 2 years, volatility of 102.6%, risk free rate of 2.50%

In an agreement signed contemporaneously, the Company committed to purchase SDP Development Group, LLC ("SDP") on October 15, 2020, which owned six real estate properties used in connection with Phantom Farms'

p. 14

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

3. Acquisition of Phantom Farms (continued)

cannabis cultivation, processing and distribution operations.  The transaction was restructured and completed in February 2020, see Note 32.

At January 31, 2020, it was determined that the goodwill amounts for Phantom were impaired and should be written off.  The Company has written off $8,009,248 of goodwill in relation to Phantom for the year ended January 31, 2020 (Note 14).

If the acquisition had been made on February 1, 2019, revenues and net income would not be affected.

4. Acquisition of Swell Companies

On May 24, 2019, the Company acquired all the common shares held in Swell Companies Limited ("Swell"). Swell operates an extraction laboratory, manufacturing, and wholesale facility in Oregon.  The Company acquired Swell for total consideration of $18,812,683 comprised of cash deposits and notes receivable of $5,050,000, a convertible promissory note for $1,000,000, assumed liabilities of $1,070,907, common shares issued in the amount of $1,130,363, stock warrants issued in the amount of $786,284, and consideration payable of $9,775,129.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the date of acquisition. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	173,422
Receivables	160,801
Inventory	2,069,349
Other assets	13,565
Property and equipment	1,152,519
Right-of-use asset	611,890
Lease liability	(611,890)
Brand	709,496
Customer relationships	592,852
Licenses	915,000
Goodwill	13,676,649
Accounts payable and accrued liabilities	(650,970)
Total assets and liabilities acquired	18,812,683
Cash deposits and notes receivable	5,050,000
Convertible promissory note	1,000,000
Liabilities assumed	1,070,907
Common shares issued	1,130,363
Stock warrants issued**	786,284
Consideration payable *	9,775,129
Total consideration	18,812,683

*consideration payable includes$4,707,370 of derivative liabilities(Note 21)
**value based on acquisition date share priceof $1.20, exercise price of $1.50, expected life of 5 years, volatility of 102.6%, risk free rate of 2.16%

p. 15

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

4. Acquisition of Swell Companies (continued)

During the year the Company finalized an agreement with the former owners Swell Companies Limited (the "Swell Vendors") to amend the terms of the Company's forward-cash obligations to the Swell Vendors. Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000, will be paid by the Company on or before July 1, 2020 with interest from Nov 15, 2020 at 9.5%.; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement, including the Swell Vendors' option to receive $5,000,000 of such sum in cash, will be satisfied in full by the issuance of 7,015,238 common shares of C21.  The shares were issued into escrow on December 27, 2019 and will be released as follows: (a) twenty-five percent (25%) four-months-and-a-day from

October 4, 2019; and (b) the remainder of the shares in three equal instalments of one-third every four months thereafter.

At May 24, 2019, consideration payable included derivative liabilities of $4,707,370, cash consideration payable of $846,256 and commitment to issue shares of $4,221,503.

At January 31, 2020, it was determined that the goodwill and intangible amounts for Swell were impaired and should be written off.  The Company has written off $13,676,649 of goodwill and $1,536,260 of intangibles for the year ended January 31, 2020 (Note 14).

If this acquisition had been in effect at February 1, 2019, estimated revenues would have been $1.37M higher and estimated net income $0.94M lower.

5. Acquisition of Silver State

On January 1, 2019, the Company acquired all membership units of Silver State Relief LLC and Silver State Cultivation LLC, which collectively form an integrated licensed cannabis operation comprised of two dispensary locations in Sparks and Fernley Nevada, and a cultivation and processing facility in Sparks Nevada (hereinafter called "Silver State"). The Company acquired Silver State for total consideration of $49,105,048 comprised of cash deposits upon closing of $9,009,800, consideration payable of $1,143,873, common shares issued in the amount of $8,951,375, and a promissory note for $30,000,000 (Note 18).

The purchase price and the allocation of the purchase price is as follows:

- $ -
Cash	417,453
Inventory	5,903,468
Biological assets	2,113,917
Other assets	16,085
Property and equipment	569,518
Right-of-use assets	3,950,682
Lease liability	(3,857,682)
Customer relationships	1,540,447
Dispensary licenses	11,790,274
Cultivation license	100,000
Goodwill	28,541,323
Accounts payable and accrued liabilities	(1,980,437)
Total assets and liabilities acquired	49,105,048
Cash deposits on closing date	9,009,800
Consideration payable	1,143,873
Promissory note payable	30,000,000
Common shares issued	8,951,375
Total consideration	49,105,048

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

p. 16

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

5. Acquisition of Silver State (continued)

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

If this acquisition had been in effect at February 1, 2018, estimated revenues would have been $22.8M higher and estimated net income $10M higher.

6. ACQUISITION OF MEGAWOOD ENTERPRISES

On January 23, 2019, the Company acquired all shares of Megawood Enterprises, Inc., a licensed cannabis retail operation located in Portland, Oregon for total consideration of $794,888 comprised of consideration paid/payable of $650,000, closing working capital deficit of $30,112, and a convertible promissory note for $175,000.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and the allocation of the purchase price is as follows:

- $ -
Cash	38,570
Inventory	46,162
Other assets	10,705
Property and equipment	40,983
Right-of-use asset	221,007
Lease liability	(221,007)
Dispensary license	50,000
Goodwill	689,328
Accounts payable and accrued liabilities	(80,860)
Total assets and liabilities acquired	794,888
Cash consideration paid	280,000
Consideration payable	231,395
Convertible promissory note	175,000
Advances to vendor cancelled upon closing	138,605
Closing working capital deficit receivable	(30,112)
Total consideration	794,888

At January 31, 2020, it was determined that the goodwill amounts for Megawood were impaired and should be written off.  The Company has written off $689,328 of goodwill in relation to Megawood for the year ended January 31, 2020 (Note 14).

7. ACQUISITON OF ECO FIRMA FARMS

On June 13, 2018, the Company acquired all membership units of EFF, a licensed recreational cannabis cultivation operation located outside of Portland, Oregon for total consideration of $7,849,684 comprised of assumed liabilities of $3,944,049, a convertible promissory note for $2,000,000 and a share payment note for $1,905,635. This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations ("IFRS 3"), with the assets and liabilities acquired recorded at their fair values at the acquisition date. The Company is required to allocate the purchase price to tangible and identifiable intangible assets

p. 17

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

7. ACQUISITION OF ECO FIRMA FARMS (continued)

acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and the allocation of the purchase price is as follows:

- $ -
Cash	65,572
Receivables	122,840
Inventory	723,170
Biological assets	184,617
Other assets	70,120
Property and equipment	1,736,628
Right-of-use asset	3,689,418
Lease liability	(3,689,418)
Cultivation license	120,000
Goodwill	5,160,741
Accounts payable and accrued liabilities	(334,004)
Total assets and liabilites acquired	7,849,684
Liabilities assumed	3,944,049
Convertible promissory note	2,000,000
Share payment note	1,905,635
Total consideration	7,849,684

On June 13, 2018, in conjunction with the acquisition of EFF, the Company issued a share payment note in the amount of $1,905,635 without interest, by the allotment and issuance of 2,142,000 common shares of C21, any time after October 15, 2018. The Company recognized the share payment note within equity.

On June 13, 2018, in conjunction with the acquisition of EFF, the Company issued a convertible promissory note for $2,000,000 maturing June 13, 2021. The value of the financial and derivative liability component was determined at the date of issuance in the amounts of $1,606,990 and $393,010 respectively (Note 21). Subsequent to the year ending January 31, 2019, one of the vendors that sold EFF, converted their portion of the convertible note to 977,479 common shares.

An earn-out amount was contemplated in the purchase agreement and amendment to the purchase agreement, in which the Company agreed to deliver to the vendors one common share of C21, at a deemed issue price of $1.00 per share if the EBITDA earned by the Company if upon satisfying the agreed upon amounts ("Earn Out") and average wholesale flower prices were in excess of $1,400 per pound. Management has determined that the Earn Out has $nil value.

At January 31, 2019, it was determined that the goodwill amounts for EFF were impaired and should be written off. The Company has written off $5,160,741 of goodwill in relation to EFF for the year ended January 31, 2019 (Note 14).

8. RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment.

p. 18

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

9. RECEIVABLES

	as at January 31	2020	2019	2018
Taxes receivable		22,014	$65,476	$12,138
Trade receivable		423,083	69,692	-
Allowance for doubtful accounts		(1,975)	(55,215)	-
		443,122	$79,953	$12,138

All of the Company's trade and other receivables have been reviewed for indicators of impairment. Accounts receivable more than 90 days past due totaled $40,911 at January 31, 2020 (January 31, 2019 - $6,000).

10. BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The continuity for biological assets for the year ended January 31, 2020, was as follows:

Balance, January 31, 2018 & 2017	$-
Acquired biological assets	2,298,534
Fair value adjustment on biological assets	(278,920)
Increase in biological assets due to capitalized costs	1,751,906
Transferred to inventory upon harvest	(1,900,980)
Balance, January 31, 2019	$1,870,540
Acquired biological assets	75,499
Fair value adjustment on biological assets	1,243,340
Increase in biological assetsdue to capitalized costs	7,615,455
Transferred to inventory upon harvest	(9,396,563)
Balance January 31, 2020	$1,408,271

Biological assets are valued in accordance with IAS 41 - Agriculture ("IAS 41") and are presented at their fair values less costs to sell up to the point of harvest. The Company's biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. As at January 31, 2020, on average, the biological assets were 54% complete as to the next expected harvest date.

The significant unobservable inputs and their range of values are noted in the table below:

			Effect on Fair Value as of January 31:
Significant Inputs and
Assumptions	Range of Inputs	Sensitivity	2020	2019
Selling Price Per	$1.99 to $5.29	Increase 5%	$71,297	12,001
Gram		Decrease 5%	$(71,658)	(9,200)
Estimated Yield Per	45.36 to 1,696.43 grams	Increase 5%	$70,423	91,756
Cannabis Plant		Decrease 5%	$(70,423)	(91,756)

During the year ended January 31, 2020, the Company's biological assets produced 4,642,080 grams (2019 -1,184,756 grams).

p. 19

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

11. INVENTORY

Inventories consist of:

	as at January 31,	2020	2019	2018
Finished goods		$3,878,754	$2,283,439	$-
Work in progress		2,313,089	4,575,595	-
		$6,191,843	$6,859,034	$-

Inventories expensed to cost of sales during the year ended January 31, 2020 was $25,625,734 (2019 - $2,681,864). Included in inventory expensed to cost of sales during the year ended January 31, 2020 were fair value adjustments recognised which increased cost of sales by $4,000,000 (2019 - $Nil).  This one-time non-cash charge is related to the fair value of inventory acquired in the Silver State acquisition which closed January 1, 2019.  This inventory was fully sold during the first six months of the year ended January 31, 2020.

In addition, at January 31, 2020, inventories included fair value adjustments of biological assets $1,383,411 (2019  $278,920).

12. NOTES RECEIVABLE AND DEPOSITS

Note receivable and deposits consist of:

	as at January 31,	2020	2019	2018
Promissory notes receivable		$-	$5,345,000	$-
Deposit on acquisition		-	900,000	-
Accrued interest receivable		-	216,897	-
Additional advances		-	14,618	-
		$-	$6,476,515	$-

Notes receivable

During the year ended January 31, 2019, the Company entered into agreements for the following notes receivable from private companies in the cannabis industry:

a) the Company loaned a total of $3,845,000 to Swell Companies Ltd. ("Swell") by way of promissory notes. Subsequent to January 31, 2019, a further $1,055,000 was advanced to Swell on a $5,400,000 promissory note, which replaced all previous promissory notes. The note accrues interest at 0.833% monthly and is secured over all of the entity's fixed and floating assets. The principal amount of up to $5,400,000 plus any accrued and unpaid interest is due on or before May 30, 2019. Accrued interest on this note is $190,264 at January 31, 2019.

b) the Company loaned a total of $1,500,000 to Phantom Venture Group, LLC. ("Phantom") by way of promissory note. The note accrues interest at 0.333% monthly and is secured over all of the entity's fixed and floating assets, the principal amount plus any accrued and unpaid interest is due on or before March 31, 2019. (Note 31). Accrued interest on this note is $26,633 at January 31, 2019. An additional $14,618 was advanced to Phantom pre-acquisition for ongoing operational costs during the year ended January 31, 2019.

During the year ended January 31, 2020, the Company completed transactions to acquire Swell (Note 4) and Phantom (Note 3) and applied these loans to the purchase price.

Deposits on acquisitions

Pursuant to a definitive agreement for the acquisition of Phantom, the Company made an advance deposit of $900,000 to be applied to the purchase consideration. The advance was made by the issuance of a promissory note that accrues interest at 0.333% monthly and is secured over all of the entity's fixed and floating assets.

During the year ended January 31, 2020 the Company completed the transaction to acquire Phantom (Note 3) and applied this loan to the purchase price.

p. 20

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

13. PROPERTY AND EQUIPMENT

	Land and building	Leasehold improvements	Furniture & fixtures	Computer equipment	Machinery & equipment	Total

Cost
Balance, January 31, 2018 and 2017	$-	$-	$-	$-	$-	$-
Assets from acquisition	-	1,352,393	416,609	66,358	511,769	2,347,129
Additions	-	107,402	62,255	30,427	7,995	208,079
Disposals	-	-	-	-	(90,100)	(90,100)
Balance, January 31, 2019	$-	$1,459,795	$478,864	$96,785	$429,664	$2,465,108
Assets from acquisition	-	522,279	50,388	25,846	646,507	1,245,020
Additions	4,675,389	97,956	12,350	-	560,328	5,346,023
Impairment	(3,305,176)	(709,064)	(125,282)	-	-	(4,139,522)
Balance, January 31, 2020	$1,370,213	$1,370,966	$416,320	$122,631	$1,636,499	$4,916,629
Accumulated Depreciation
Balance, January 31, 2018 and 2017	$-	$-	$-	$-	$-	$-
Depreciation expense	-	(301,583)	(65,074)	(7,619)	(8,822)	(383,098)
Balance, January 31, 2019	$-	$(301,583)	$(65,074)	$(7,619)	$(8,822)	$(383,098)
Depreciation expense	(128,225)	(214,331)	(88,667)	(52,324)	(215,853)	$(699,400)
Balance, January 31, 2020	$(128,225)	$(515,914)	$(153,741)	$(59,943)	$(224,675)	$(1,082,498)
Carrying amount, Jan. 31, 2019	$-	$1,158,212	$413,790	$89,166	$420,842	$2,082,010
Carrying amount, Jan. 31, 2020	$1,241,988	$855,052	$262,579	$62,688	$1,411,824	$3,834,131

Total depreciation expense for the year ended January 31, 2020 is $699,400 (2019 - $383,098) (2018-Nil). Of the total expense, $479,662 was allocated to inventory during the year ended January 31, 2020 (2019 - $354,560) (2018-Nil).

Impairment of real estate assets in Canby, Oregon has been identified by way of an appraisal obtained in October 2019.  The Company is evaluating this asset as part of its restructuring and integration of the Oregon assets.

14. INTANGIBLE ASSETS AND GOODWILL

	Licenses	Branding	Customer relationships	Start up costs	Total

Cost
Balance,January 31, 2018 and 2017	$-	$-	$-	$-	$-
Additions from acquisitions	12,060,274	-	1,540,447	7,783	13,608,504
Balance,January 31, 2019	$12,060,274	$-	$1,540,447	$7,783	$13,608,504
Additions from acquisitions	1,071,750	1,331,804	1,174,468	-	3,578,022
Impairment of intangibles	(428,626)	(391,759)	(715,875)	-	(1,536,260)
Balance,January 31, 2020	$12,703,398	$940,045	$1,999,040	$7,783	$15,650,266
Accumulated Amortization
Balance,January 31, 2018 and 2017	$-	$-	$-	$-	$-
Amortization expense	(214,171)	-	(25,674)	(79)	(239,924)
Balance,January 31, 2019	(214,171)	-	(25,674)	(79)	(239,924)
Amortization expense	(2,228,051)	(33,295)	(443,641)	(729)	(2,705,716)
Balance,January 31, 2020	$(2,442,222)	$(33,295)	$(469,315)	$(808)	$(2,945,640)
Carrying amount, January 31, 2019	$11,846,103	$-	$1,514,773	$7,704	$13,368,580
Carrying amount, January 31, 2020	$10,261,176	$906,750	$1,529,725	$6,975	$12,704,626

Total amortization expense from intangible assets for the year ended January 31, 2020 is $2,705,716 (2019 - $239,924) (2018-Nil). Of the total expense, $309,633 was allocated to inventory during the years ended January 31, 2020 (2019 - Nil) (2018-Nil).

p. 21

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

14. INTANGIBLE ASSETS AND GOODWILL (continued)

The continuity of Goodwill for the years ending January 31, 2020, 2019 and 2018 is as follows:

	Eco Firma	Phantom	Silver State	Megawood	Swell
	Farms, LLC	Farms	Companies	Enterprises	Companies	Total
	Oregon	Oregon	Nevada	Oregon	Oregon
Balance, January 31, 2018 and 2017	$-	$-	$-	$-	$-	$-
Additions from acquisitions	5,160,741	-	28,541,323	689,328	-	34,391,392
Impairment of Goodwill	(5,160,741)	-	-	-	-	(5,160,741)
Balance, January 31, 2019	-	-	28,541,323	689,328		29,230,651
Additions from acquisitions	-	8,009,248	-	-	13,676,649	21,685,897
Impairment of Goodwill	-	(8,009,248)	-	(689,328)	(13,676,649)	(22,375,225)
Balance, January 31, 2020	$-	$-	$28,541,323	$-	$-	$28,541,323

As a result of capitalized goodwill the Company tested each of the cash-generating units ("CGUs") for impairment at year end.

At January 31, 2020, the estimated recoverable amount of the Oregon geographic CGU was lower than the segment's carrying value.  The Company recognized an impairment loss for the Oregon CGU totaling $22,375,225 of goodwill, and $1,536,260 of intangibles; this loss has been treated as Impairment of goodwill and intangible assets on the Consolidated Statement of Loss and Comprehensive Loss.

At January 31, 2019, the estimated recoverable amount of the Oregon geographic CGU was lower than the segment's carrying value.  The Company recognized an impairment loss on goodwill for the Oregon CGU totaling $5,160,741; this loss has been treated as Impairment of goodwill and intangible assets on the Consolidated Statement of Loss and Comprehensive Loss.

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	as at January 31,	2020	2019	2018
Accounts payable		$1,136,955	$1,398,196	$85,014
Accrued liabilities		1,449,286	3,297,310	44,796
Interest payable		902,033	285,610	22,358
		$3,488,274	$4,981,116	$152,168

16. LEASE LIABILITIES and right-of-use assets

Under IFRS 16 - Leases, the Company assesses whether a contract is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date. If the contract does not contain a lease, then the contract is classified as a service that is not reported on the statement of financial position.

The Company has identified ten contracts executed by the Company and its wholly owned subsidiaries that are leases as defined under IFRS 16.  In analyzing the identified agreements, the Company applied the lessee accounting model pursuant to IFRS 16 and considered all of the facts and circumstances surrounding the inception of the contract (but not future events that are not likely to occur).  Lease liabilities were calculated with discount rates ranging from 10-20%.

p. 22

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

16. LEASE LIABILITIES and right-of-use assets (continued)

Based on all the facts and circumstances at the inception of the contract, the Company has determined that all identified agreements contain a lease as defined by IFRS 16, including:

Entity Name/Lessee	Asset	Contains a lease?	Useful life (years)
C21 Investments Inc.	Office Suite	Yes	5
Swell Companies, LTD	Land/Building	Yes	5
Silver State Cultivation LLC	Land/Building	Yes	5
Silver State Relief LLC (Sparks)	Land/Building	Yes	5
Silver State Relief LLC (Fernley)	Land/Building	Yes	5
Megawood Enterprises Inc.	Land/Building	Yes	5
Phantom Distribution, LLC	Land/Building	Yes	5
63353 Bend, LLC	Land/Building	Yes	5
20727-4 Bend, LLC	Land/Building	Yes	5
4964 BFH, LLC	Land/Building	Yes	5

The financial statement effects concerning lease liabilities are as follows:

Maturity Analysis - contractual undiscounted cash flows
Less than one year	$1,701,024
One to five years	4,903,437
Total undiscounted lease liabilities at January 31, 2020	$6,604,464
Lease liabilities included in the statement of financial position
Current	1,131,149
Non-current	3,870,213
Balance, January 31, 2020	$5,001,362
Amounts recognized in profit or loss
Interest on lease liabilities	$566,820
Total cash outflow for leases	$1,758,391

The financial statement effects concerning right-of-use assets are as follows:

Cost
Balance,January 31, 2018 and 2017	-
Right-of-use additions	7,861,107
Balance,January 31, 2019	$7,861,107
Right-of-use additions	3,386,237
Adjustment*	(927,300)
Disposal**	(4,197,087)
Balance, January 31, 2020	$6,122,957
Accumulated Amortization
Balance,January 31, 2018	$-
Amortization expense	(116,496)
Balance,January 31, 2019	$(116,496)
Disposal	230,685
Amortization expense	(1,576,459)
Balance,January 31, 2020	$(1,462,270)
Carrying Amount, January 31, 2019	$7,744,611
Carrying Amount, January 31, 2020	$4,660,687

*During the year ended January 31, 2020, the Company entered into amending lease agreements on six leases resulting in adjustments to ROU assets and lease liabilities of $927,300.  The capitalisation rate was lowered on all six leases.
**During the year ended January 31, 2020, the Company derecognized ROU assets and lease liabiltiies of $3,800,000 on acquisition of land and building that was subject to lease.  The Company terminated another $397,087 in leases during the same year resulting in decreases in lease liabilities and ROU assets.  Accumulated amortization in these lease disposals of $230,685 was adjusted on disposal.

p. 23

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

17. Long term debt

	Mortgage on	Equipment and
	building	Vehicle loans	Total
Balance, January 31, 2019, 2018 and 2017	$-	$-	$-
Assumed in PP&E acquisitions	513,294	186,463	699,757
Payments	(16,910)	(62,511)	(79,421)
Balance, January 31, 2020	$496,384	$123,952	$620,336
Current portion	$23,707	$102,412	$126,119
Long-term portion	$472,677	$21,540	$494,217

18. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

Convertible notes (or debentures) are compound financial instruments that are accounted for based on their components of financial liability and equity. The financial liability component represents the Company's future obligation to pay coupon interest and principal. The liability component is initially measured at its net present value and subsequently measured at its amortized cost. After the net present value of the financial liability is determined, any residual amount is reported as an equity instrument at the convertible debentures' issuance date.

Transaction costs related to the issuance of convertible notes are apportioned to their respective financial liability and equity components in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the convertible notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

The following is the continuity of the Company's convertible debentures issued in Canadian dollars.  All below disclosure is denominated in U.S. dollars:

Convertible debentures
	March 26, 2018	December 31, 2018	January 30, 2019	Total
	issuance	issuance	issuance
Balance, January 31, 2018 and 2017	$-	$-	$-	$-
Issued	25,996,000	3,711,179	7,447,350	37,154,529
Equity portion	(2,958,335)	-	-	(2,958,335)
Conversion	(22,521,663)	-	-	(22,521,663)
Transaction costs	(938,271)	(550,709)	(469,497)	(1,958,477)
Interest paid	(452,956)	(31,807)	-	(484,763)
Accretion expense	875,225	53,137	-	928,362
Balance, January 31, 2019	-	3,181,800	6,977,853	10,159,653
New issuances	-	265,146	388,486	653,632
Conversions	-	(1,546,384)	(2,993,607)	(4,539,991)
Foreign exchange gain	-	8,318	67,403	75,721
Interest	-	322,348	559,398	881,746
Accretion expense	-	186,664	170,385	357,049
Interest paid-cash	-	(268,503)	(452,052)	(720,555)
Balance, January 31, 2020	$-	$2,149,389	$4,717,866	$6,867,255
Current portion	$-	$2,149,389	$4,717,866	$6,867,255
Long-term portion	$-	$-	$-	$-

p. 24

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

18. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following transactions occurred during the year ending January 31, 2019:

(a) On March 26, 2018, the Company completed a non-brokered convertible debenture private placement in the total principal amount of C$33,500,000, in which the Company paid C$1,209,112 in transaction costs. Each convertible debenture accrues interest at a rate of 8% per annum, compounded annually, and is fully due and payable on March 26, 2020. The calculation of the debt considered a discount rate of 15%. The convertible debentures are convertible into common shares at a conversion price of C$1.00 per conversion share, which are subject to the Company being fully listed for trading on the CSE. Upon the Company receiving final approval to list its common shares on the CSE, the convertible debentures will be forced to convert into a total of 33,500,000 common shares of the Company. In connection with the private placement, the Company issued non-transferable share purchase warrants for the purchase of up to 765,795 common shares of the Company. The Warrants are exercisable at C$1.00 per share commencing on the date of listing of the Company on the CSE and will expire on March 25, 2019. On June 18, 2018, the Company listed on the CSE and forced conversion of the convertible debentures in the total principal amount of C$33,500,000 to 33,500,000 common shares and issued 3,350,000 common shares as a loan bonus.

(b) On December 31, 2018, the Company completed the first tranche of a brokered convertible debenture private placement of units for total gross proceeds of C$5,063,000, for which the Company paid C$664,001 in transaction costs. Each unit consists of one C$1,000 principal amount 10% unsecured convertible debenture and one-half of one debenture purchase warrant. The calculation of the debt considered a discount rate of 10%. Each whole warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000 per warrant debenture. The calculation of the debt considered a discount rate of 10%. The debentures are convertible to the Company's common shares at a price of C$0.80 per common share. The warrant debentures are convertible into the Company's common shares at a price of C$0.90 per common share. The debentures and warrant debentures mature two years from the date of issue. Each of the debentures and warrant debentures, as applicable, accrues interest at a rate of 10% per annum, compounded annually, and is fully due and payable on December 31, 2020.

(c) On January 30, 2019, the Company completed the second and final tranche of a brokered convertible debenture private placement of units for total gross proceeds of C$9,825,000, for which the Company paid C$619,389 in transaction costs. Each unit consists of one C$1,000 principal amount 10% unsecured convertible debenture and one-half of one debenture purchase warrant. Each whole warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000 per warrant debenture.

The calculation of the debt considered a discount rate of 10%. The debentures are convertible to the Company's common shares at a price of C$0.80 per common share.

The warrant debentures are convertible into the Company's common shares at a price of C$0.90 per common share. The debentures and warrant debentures mature two years from the date of issue. Each of the debentures and warrant debentures, as applicable, accrues interest at a rate of 10% per annum, compounded annually, and is fully due and payable on January 30, 2021.

The following transactions occurred during the year ending January 31, 2020:

(d) During the year, 359 warrants (2019-Nil) were exercised in connection with the convertible debentures issued on December 31, 2018, resulting in gross proceeds of C$359,000 and of those, 250 warrant debentures (2019-Nil) were converted into common shares of the Company.  At January 31, 2020, 2,315 warrant were available to be exercised (2019-2,674).

(e) During the year, 526 warrants (2019-Nil) were exercised in connection with the convertible debentures issued on January 30, 2019, resulting in gross proceeds of C$526,000 and of those, 487 warrants debentures (2019-Nil) were converted into common shares of the Company.  At January 31, 2020, 4,664 warrant were available to be exercised (2019-5,190).

p. 25

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

18. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following is a continuity of the Company's convertible promissory notes denominated in U.S. dollars:

Convertible promissory notes
	June 13, 2018	January 23, 2019	May 24, 2019	Total
	issuance	issuance	issuance
Balance, January 31, 2018 and 2017	$-	$-	$-	$-
Issued	2,000,000	175,000	-	2,175,000
Derivative liabilities	(393,010)	-	-	(393,010)
Accretion expense	63,840	-	-	63,840
Balance, January 31, 2019	1,670,830	175,000	-	1,845,830
Issued	-	-	1,000,000	1,000,000
Conversion	(660,647)	-	-	(660,647)
Interest	48,600	-	69,041	117,641
Accretion expense	77,282	-	-	77,282
Balance, January 31, 2020	$1,136,065	$175,000	$1,069,041	$2,380,106
Current portion	$-	$175,000	$1,069,041	$1,244,041
Long-term portion	$1,136,065	$-	$-	$1,136,065

On June 13, 2018, the Company issued a convertible promissory note to the vendor that sold Eco Firma Farms, LLC to the Company in the principal amount of $2,000,000. The convertible note is convertible at a conversion price of $1.00 per share and $0.825 per conversion share dependent upon the vendor. The convertible note accrues interest at a rate of 4% per annum, compounded annually, and is fully due and payable on June 13, 2021, and subsequent to year ending January 31, 2019, one vendor converted their portion of the convertible note to 977,479 common shares. On issuance, the Company determined the conversion feature was a derivative liability (Note 16).

On January 23, 2019, the Company issued a convertible promissory note to the vendor that sold Megawood Enterprises, Inc. to the Company in the principal amount of $175,000. The convertible note is convertible into 35,000 common shares of the Company at a conversion price of C$5.00 per conversion share and may be converted at any time between October 24, 2019 and January 24, 2020. On issuance, the Company determined the conversion feature was a derivative liability (Note 16).

On May 24, 2019, the Company issued a two year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000.  The convertible note accrues interest at 10% per annum compounded annually and payable at maturity.  The holder of the note can accelerate payment to the first anniversary date of the note and therefore this is classified as a current liability.  The note is convertible into common shares of the Company at a conversion price of US$1.56 per share and may be converted at the maturity date.

The following is a continuity of the Company's promissory notes denominated in U.S. dollars:

Promissory notes payable
	January 1, 2019	February 4, 2019	Total
	issuance (c)	issuance
Balance, January 31, 2018 and 2017	$-	$-	$-
Issued	30,000,000	-	30,000,000
payments	-	-	-
Balance, January 31, 2019	30,000,000	-	30,000,000
Issued	-	290,000	290,000
Payments	(8,800,000)	(290,000)	(9,090,000)
Balance, January 31, 2020	$21,200,000	$-	$21,200,000
Current portion	$21,200,000	$-	$21,200,000
Long-term portion	$-	$-	$-

p. 26

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

18. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

On January 1, 2019, the Company issued a promissory note to the vendor that sold Silver State to the Company (Sonny Newman) in the principal amount of $30,000,000. The note is payable in the following principal installments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The note accrues interest at a rate of 10% per annum. The Note is secured by the all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

On July 1, 2019 the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

Effective November 21, 2019 and June 25, 2020, Sonny Newman and the Company agreed to further amend the terms of the secured promissory note due to Mr. Newman.  The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month.  Further, the annual interest rate on the note was reduced from 10% to 9.5%.  The remaining balance on the note is due and payable on January 1, 2021.  This modification resulted in a gain of $nil.  For the year ended January 31, 2020, interest expense was $2,511,770 (2019-$246,575) and interest paid was $2,391,562 (2019- $nil).

19. RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

p. 27

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

20. SHARE CAPITAL AND RESERVES

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

The following table reflects the continuity of share capital from January 31, 2017 to January 31, 2020:

	Number of Shares	Amount
Balance, January 31, 2017	1,979,695	$12,820,278
Shares issued - conversion of debentures (i)	3,640,000	669,140
Shares issued - to settle aged payables(ii)	360,000	65,192
Balance, January 31, 2018	5,979,695	$13,554,610
Shares issued - conversion of debentures (iii)	36,850,000	25,479,998
Shares issued - to settle aged payables(iv)	50,000	83,941
Shares issued - private placement financing (v)	2,082,000	3,919,162
Shares issued - warrant exercises (vi)	2,750	2,953
Shares issued - option exercises (vii)	100,000	99,782
Shares issued - acquisition of Silver State (viii)	12,500,000	8,951,375
Shares issued - settle share payment note (ix)	940,810	832,162
Balance, January 31, 2019	58,505,255	52,923,983
Shares issued - acquisition of Phantom Farms (x)	2,670,000	2,507,138
Shares issued - conversion of promissory note (xi)	977,479	660,647
Shares issued - warrant exercises (xii)	915,545	1,018,748
Shares issued - option exercises (xiii)	80,000	77,980
Shares issued - acquisition of Swell (xiv)	8,281,905	4,927,178
Shares issued - acquisition of EFF building (xv)	3,983,886	4,136,646
Shares issued - partial settlement of EFF share payment note (xvi)	368,688	368,688
Shares issued - private placement (xvii)	5,589,493	4,895,379
Shares issued - conversion of debentures (xviii)	8,016,388	4,539,991
Share issue costs	-	(28,110)
Balance, January 31, 2020	89,388,639	76,028,268

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis.  All shares, options, warrants, and per share amounts have been retroactively restated to reflect the share consolidation.

(i) On May 30, 2017, the Company completed a private placement and issued 3,640,000 common shares at a price of C$0.25 per common share for gross proceeds of C$910,000

(ii) On May 30, 2017 the company settled C$90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares.

(iii) On June 18, 2018, the Company forced conversion of its convertible debenture issued March 26, 2018 and accordingly issued 36,850,000 common shares, which included 3,350,000 bonus shares pursuant to the convertible debenture subscription agreement.

(iv) On July 6, 2018, the Company settled C$110,000 of accounts payable and accrued liabilities through the issuance of 50,000 common shares.

(v) On July 19, 2018, the Company completed a private placement and issued 2,082,000 units, at C$2.50 per unit, each unit consisting of one common share and one half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at C$5.00 per warrant on or before July 18, 2019 for gross proceeds of C$5,205,000. In connection to this private placement, the Company recorded C$11,532 in related costs.

(vi) On July 31, 2018, the Company issued 2,750 common shares upon the exercise of warrants.

p. 28

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

20. SHARE CAPITAL AND RESERVES (continued)

(vii) On August 22, 2018, the Company issued 100,000 common shares upon exercise of stock options.

(viii) On January 15, 2019, the Company issued 12,500,000 shares as consideration for the purchase of Silver State (Note 5).

(ix) On January 25, 2019, the Company issued 940,810 shares to settle its modified share payment note as consideration for the purchase of EFF.

(x) On February 4, 2019, the Company issued 2,670,000 shares as consideration for the purchase of Phantom Farms (Note 3).

(xi) On February 7, 2019, the Company issued 977,479 shares to a vendor of EFF upon conversion of a portion of the convertible promissory note payable.

(xii) During the year ended January 31 ,2020, the Company issued 915,545 shares upon the exercise of warrants.

(xiii)      During the year ended January 31, 2020, the Company issued 80,000 shares upon the exercise of stock options.

(xiv) On May 24 and December 27, 2019, the Company issued 1,266,667 shares and 7,015,238 shares as consideration for the purchase of Swell Companies (Note 4).

(xv) On May 10, 2019, the Company issued 3,983,886 shares as consideration for the purchase of the building and land that EFF was previously leasing.

(xvi) On June 12, 2019 the Company issued 368,688 shares to a vendor of EFF for a partial payment of the share payment note.

(xvii) On May 28, 2019, the Company completed a non-brokered private placement financing of 5,589,493 shares at C$1.38, for total gross proceeds of C$7,713,500. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable for one additional common share of the Company at an exercise price of C$1.83 per warrant share for a period of one year.

(xviii) During the year ended January 31, 2020 the Company issued 8,016,389 shares upon the conversion of debentures.

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,000 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018.  As at January 31, 2020 shares issued pursuant to this commitment total 676,193 shares.

The Company committed to issue 7,015,238 shares valued at 3,796,815 to the vendors of Swell companies at December 27, 2019. These shares were issued during the year ended January 31, 2020.

The Company committed to issue 424,688 shares valued at $424,688 to the vendors of Swell companies at October 24, 2020.

Warrants

On June 15, 2018, a total of 3,350,000 warrants were issued as compensation to employees, management, directors, and consultants, allowing them to purchase common shares exercisable, on or before June 14, 2019, at an exercise price of C$1.38 per share.

The Company paid a total of C$1,162,045 cash in share issuance costs. The Company also issued 765,795 non-transferable share purchase warrants as finders' fees on the March 2018 debenture financing valued at $233,275. The warrants are exercisable at C$1.00 per share and will expire on March 25, 2019.

p. 29

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

20. SHARE CAPITAL AND RESERVES (continued)

The following summarizes the Company's warrant activity for the years ended January 31, 2020, 2019 and 2018:

	Warrants outstanding
	Warrants outstanding	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance January 31, 2018 and 2017	-	-	-
Issued	5,156,795	2.05
Exercised	(2,750)	1.00
Balance January 31, 2019	5,154,045	2.05	0.86
Issued - Phantom Farms(Note 3)	1,700,000	1.50
Issued - Swell Companies (Note4)	1,200,000	1.50
Issued - Private Placement (xvii)	2,794,748	1.83
Exercised	(915,045)	1.06
Expired	(4,239,000)	2.27
Balance, January 31, 2020	5,694,748	1.66	0.74

As at January 31, 2020, the following warrants were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	Number of Warrants
February 5, 2021	1.50	1,700,000
May 23, 2021	1.50	1,200,000
May 29, 2020	1.83	2,794,748
		5,694,748

On May 28, 2020, the Company extended the expiry date of the C$1.83 warrants due to expire on May 29, 2020 to expire on May 29, 2021, all other terms remain the same.

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

The Company adopted a Restricted Stock Unit plan (the "Plan") on July 17, 2018 but has not issued any units under the Plan. The Plan allows for up to 750,000 total units to be issued, adjustable upon approval by the compensation committee, but not to exceed 10% of common shares outstanding.

On October 16, 2017, a total of 515,000 stock options were granted to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of C$0.65 per share.  Value at grant date determined with the following assumptions: life of 3 years, volatility of 357%, risk free rate of return 1.57%, dividend yield of 0%, and forfeiture rate of 0%.

On June 26, 2018, a total of 1,940,000 stock options were granted to purchase common shares exercisable on or before June 25, 2021, at an exercise price of C$2.80 per share. Value at grant date determined with the following assumptions: life of 3 years, volatility of 111.61%, risk free rate of return 1.87%, dividend yield of 0%, and forfeiture rate of 0%.

On June 28, 2018, a total of 100,000 stock options were granted to purchase common shares exercisable on or before June 27, 2021, at an exercise price of C$2.80 per share. Value at grant date determined with the following assumptions: life of 3 years, volatility of 111.61%, risk free rate of return 1.91%, dividend yield of 0%, and forfeiture rate of 0%.

p. 30

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

20. SHARE CAPITAL AND RESERVES (continued)

On October 16, 2018, a total of 75,000 stock options were granted to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of C$1.33 per share. Value at grant date determined with the following assumptions: life of 2 years, volatility of 111.61, risk free rate of return 1.91%, dividend yield of 0%, and forfeiture rate of 0%.

On February 6, 2019, the Company granted incentive stock options to purchase an aggregate of 710,000 common shares of the Company at an exercise price of C$1.11 vesting over a 1-year period, expiring at close of business on February 5, 2022. Value at grant date determined with the following assumptions: life of 3 years, volatility of 100%, risk free rate of return 1.82%, dividend yield of 0%, and forfeiture rate of 0%.

On October 10, 2019, the Company granted incentive stock options to purchase an aggregate of 1,020,000 common shares at exercise prices of C$1.00, C$1.11 and C$1.38 vesting over a 1-year period, expiring after 3 and 5 year periods.  Value at grant date determined with the following assumptions: life of 3 or 5 years, volatility of 100%, risk free rate of return 1.48%, dividend yield of 0%, and forfeiture rate of 0%.

On January 24, 2020, the Company granted incentive stock options to purchase an aggregate of 100,000 common shares at an exercise prices of C$0.80 vesting over a 1-year period, expiring at close of business January 24, 2023.  Value at grant date determined with the following assumptions: life of 3 years, volatility of 100%, risk free rate of return 1.46%, dividend yield of 0%, and forfeiture rate of 0%.

During the year ended January 31, 2020, 80,000 (2019 - 100,000) options were exercised for proceeds of $39,028 (2019 - $49,991).  On exercise, the Company transferred $38,952 from reserves to share capital.

Details of the Company's stock option activity are as follows:

	Options outstanding and exercisable
	Options	Weighted average	Weighted average
	outstanding	exercise price	remaining life
	and exercisable	- C$ -	(years)
Balance, January 31, 2017	-	-
Grant ed	515,000	0.65
Balance January 31, 2018	515,000	0.65	2.71
Granted	2,115,000	2.75
Exercised	(100,000)	0.65
Expired/Cancelled	(10,000)	0.65
Balance January 31, 2019	2,520,000	2.41	2.30
Granted	1,830,000	1.14
Exercised	(80,000)	0.65
Expired/Cancelled	(1,015,000)	2.28
Balance, January 31, 2020	3,255,000	1.78	2.18

As at January 31, 2020, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	Jan 31, 2020 Outstanding	Jan 31, 2020 Exerciseable
October 15, 2020	0.65	325,000	325,000
June 25, 2021	2.80	1,350,000	1,350,000
February 5, 2022	1.11	460,000	230,000
October 9, 2022	1.38	520,000	260,000
October 9, 2024	1.00	500,000	250,000
January 24, 2023	0.80	100,000	50,000
		3,255,000	2,465,000

p. 31

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

21. DERIVATIVE LIABILITY

The following reflects the continuity of derivative liability for years ended January 31, 2020, 2019, and 2018:

Balance, January 31, 2018 and 2017	$-
On acquisition - June 13, 2018	393,010
On acquisition - January 23, 2019	-
Fair value adjustment on derivative liabilities	(369,913)
Balance, January 31, 2019	$23,097
On acquisition February 4, 2019	3,748,377
On acquisition May 24, 2019	4,707,370
Fair value adjustment on derivative liabilities	(4,779,693)
Balance, January 31, 2020	$3,699,151

Upon the February 4, 2019 acquisition of Phantom Farms the vendors can earn up to 4,500,000 'earn out' shares over a period of seven years.  The conditions are based on C21 common shares exceeding certain share prices during the period.  The liability is derived using a Monte Carlo simulation.

Upon the May 24, 2019 acquisition of Swell Companies the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years.  The conditions are based on C21 common shares exceeding certain share prices during the period.  The liability is derived using a Monte Carlo simulation.

Inputs into the calculation of fair value adjustment are as follows:

	January 31,	May 24,	February 4,	January 31,	June 13,
	2020	2019	2019	2019	2018
Discount rate	1.36%	2.50%	2.19%	1.91%	1.91%
Expected life in years	6.14	7.00	7.00	2.50	3.00
Expected stock volatility	100%	100%	100%	100%	112%
Expected volatility of foreign exchange	5.29%	5.29%	5.84%	5.84%	6.66%

22. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented. Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

p. 32

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

22. SEGMENTED INFORMATION (continued)

Segmented operational activity and balances are as follows:

January 31, 2020	Oregon	Nevada	Corporate	Consolidated
Total revenue	$5,503,872	$32,201,223	$-	$37,705,095
Gross profit (loss)	(1,006,077)	14,328,778	-	13,322,701
Operating expenses:
General and administration	(1,143,995)	(3,622,312)	(4,718,825)	(9,485,132)
Sales, marketing, and promotion	(377,549)	(135,421)	(607,959)	(1,120,929)
Depreciation and amortization	(485,856)	(2,882,023)	(37,237)	(3,405,116)
Share based compensation	-	-	(492,631)	(492,631)
Impairment of goodwill, assets	(26,514,747)	-	-	(26,514,747)
Interest, accretion, and other	(1,540,265)	7,979	387,173	(1,145,113)
Net profit (loss) before taxes	$(31,068,489)	$7,697,001	$(5,469,479)	$(28,840,967)

Assets	$9,646,005	$21,149,800	$30,654,280	$61,450,085
Liabilities	$3,079,174	$4,164,557	$40,626,799	$47,870,530

January 31, 2019	Oregon	Nevada	Corporate	Consolidated
Total revenue	$500,376	$2,085,135	$-	$2,585,511
Gross profit (loss)	(1,456,382)	1,638,949	-	182,567
Operating expenses	(1,069,567)	(734,635)	(10,405,213)	(12,209,415)
Other losses	(1,562,927)	(34,821)	(9,976,574)	(11,574,322)
Net profit (loss)	$(4,088,876)	$869,493	$(20,381,787)	$(23,601,170)

Assets	$6,578,366	$54,928,722	$15,925,938	$77,433,026
Liabilities	$7,976,115	$36,369,603	$12,000,695	$56,346,413

23. Supplemental disclosure with respect to cash flows

Non-cash transactions during the year ended January 31, 2020

There were interest payments of $3,291,295

No income taxes were paid

The Company issued 2,670,000 common shares valued at $2,507,138 for the acquisition of Phantom Farms

The Company issued 1,266,667 common shares valued at $1,130,363 for the acquisition of Swell Companies

The Company issued 7,015,238 common shares valued at $3,796,815 for the acquisition of Swell Companies

The Company issued 3,983,886 common shares valued at $4,136,646 for the purchase of a building

The Company issued 368,688 common shares valued at $368,688 to settle a portion of a share payment note

The Company issued 8,016,388 common shares valued at $4,539,991 upon the conversion of debentures

The Company issued 977,479 common shares valued at $660,647 upon the conversion of a portion of a convertible promissory note.

Transfer from reserves to share capital of $289,159 and $38,952 on exercise of warrants and options respectively

Non-cash transactions during the year ended January 31, 2019

The Company issued 765,795 non-transferable share purchase warrants as finders' fees valued at $233,275.

There were interest payments of $483,622.

No income taxes paid were paid.

The Company issued 50,000 common shares to settle debt of $83,941.

The Company issued 12,500,000 common shares valued at $8,951,375 for the acquisition of Silver State.

The Company issued 36,850,000 common shares valued at $25,479,998 upon the conversion of debentures.

The Company issued 940,810 common shares valued at $832,162 to settle a portion of a share payment note.

Non-cash transactions during the year ended January 31, 2018

The Company issued 360,000 common shares to settle debt of $65,192

p. 33

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

24. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada, Oregon and British Columbia, as well as consulting agreements.  At January 31, 2020, the Company has the following future minimum payments:

	Third Parties	Related Parties	Total
2021	$285,908	$1,253,192	$1,539,100
2022	$227,321	$1,128,192	$1,355,513
2023	$232,961	$1,128,192	$1,361,153
2024	$224,513	$1,053,192	$1,277,705
Thereafter	$522,473	-	522,473
	$1,493,176	$4,562,768	$6,055,944

25. Consideration payable

The following table reflects the continuity of consideration payable from January 31, 2017 to January 31, 2020:

Balance, January 31, 2018 and 2017	$-
Silver State acquisition - January 1, 2019	1,143,873
Megawood acquisition - January 23, 2019	231,395
Balance, January 31, 2019	$1,375,268
Swell Companies acquisition - May 25,2019 (Note 4)	846,256
Consideration paid-cash	(1,375,268)
Balance, January 31, 2020	$846,256
Current portion	846,256
Longterm portion	-

26. FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company's cash is deposited in bank accounts held with a major bank in Canada, a trust company in Canada, and two credit unions in Oregon and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

p. 34

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

26. FINANCIAL RISK MANAGEMENT (continued)

	Carrying amount	Contractual cash flows	Under 1 year	1-3 years	3-5 years	More than 5 years
As at January 31, 2020
Trade and other payables	$3,488,274	$3,488,274	$3,488,274	$-	$-	$-
Lease payments	5,001,360	6,604,460	1,701,024	3,166,875	1,736,561	-
Convertible debt	9,247,361	9,247,361	8,111,296	1,136,065	-	-
Consideration payable	846,256	846,256	846,256	-	-	-
Notes and other borrowings	21,694,217	21,694,217	21,326,184	68,854	58,456	366,845
Total	$40,277,468	$41,880,568	$35,473,034	$4,371,794	$1,795,017	$366,845

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign currency risk

The Company has administration in Canada and operations in the U.S. and is exposed to foreign exchange risk due to fluctuations in the U.S. dollar and Canadian dollar. Foreign exchange risk arises from financial assets and liabilities denominated in currency other than the U.S. dollar. A change of 1% in the CAD/USD exchange rate would impact loss and comprehensive loss by $32,000.

Capital Management

The Company's objectives when managing its capital are to ensure there are sufficient capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in debt and shareholders' equity.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying assets.

As of January 31, 2020, the Company is not subject to externally imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 8).

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments include cash, restricted cash, receivables, notes receivable, accounts payable and accrued liabilities, promissory notes, consideration payable, convertible debentures, other

p. 35

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

26. FINANCIAL RISK MANAGEMENT (continued)

debts, derivative liabilities and convertible notes with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. Derivative liabilities are measured at Level 3 hierarchy.

27. GENERAL AND ADMINISTRATIVE EXPENSE

Year-to-date general and administration expenses were comprised of the following:

General and Administrative	2020	2019	2018
Salaries and wages	$5,454,028	$2,423,350	$4,649
Professional Fees and consulting	$922,861	$926,511	$134,067
Accounting and legal	$596,984	$747,607	$-
Travel and entertainment	$430,301	$880,828	$135,526
Foreign exchange	$(34,883)	$484,550	$-
License fees, taxes and insurance	$1,009,642	$422,331	$-
Office Facilities and administrative	$551,153	$185,630	$27,862
Shareholder Communications	$7,237	$48,731	$20,754
Transfer agent and Filing Fees	$91,645	$38,158	$17,717
Other	$456,164	$168,895	$-
Total	$9,485,132	$6,326,591	$340,575

28. TAXATION

The reconciliation of income taxes at statutory rates with the reported taxes is as follows for the years ended January 31, 2020, 2019 and 2018:

	2020	2019	2018
Loss for the year	$(28,840,967)	$(23,601,170)	$(599,471)
Statutory Tax Rates	27%	27%	26%
Expected income tax (recovery)	(7,787,061)	(6,372,316)	(155,863)
Change in statutory, foreign tax, foreign exchange rates and other	3,135,069	1,297,693	-
Permanent differences	8,006,873	1,494,947	17,156
Share issue costs	(7,590)	(1,010,208)	-
Change in unrecognized deductible temporary differences	367,375	4,589,884	138,707
Total income tax expense	$3,714,666	$-	$-

Current income tax expense for the year ended January 31, 2020 is entirely foreign in nature and represents current and deferred taxation arising from business operations in the United States.

p. 36

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

28. TAXATION (continued)

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows at January 31, 2020, 2019 and 2018:

	2020	2019	2018
Deferred tax assets(liabilities)
Exploration and evaluation assets	$254,000	$974,824	$974,824
Property and equipment	1,012,000	47,452	-
Share issue costs	611,000	809,716	1,550
Biological assets	186,000	58,573	-
Intangible assets	619,000	197,810	-
Marketable securities	2,000	2,325	2,325
Asset retirement obligation	15,000	14,723	14,723
Allowable capital losses	36,000	93,018	56,568
Non-capital losses available for future period	3,918,000	5,241,525	375,052
	$6,653,000	$7,439,966	$1,425,042
Unrecognized deferred tax assets	(6,653,000)	(7,439,966)	(1,425,042)
Net deferred tax assets	$-	$-	$-

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included in the consolidated statement of financial position are as follows at January 31, 2020, 2019 and 2018:

	2020	Expiry Date Range	2019	2018
Temporary Differences
Exploration and evaluation assets	$942,000	No expiry date	$3,611,809	$3,611,809
Property and equipment	4,819,000	No expiry date	225,963	-
Share issue costs	2,262,000	2038 to 2041	2,998,633	5,424
Biological assets	886,000	No expiry date	278,920	-
Intangible assets	2,949,000	No expiry date	941,954	-
Marketable securities	15,000	No expiry date	15,498	15,498
Asset retirement obligation	54,000	No expiry date	54,243	54,243
Allowable capital losses	135,000	No expiry date	344,223	209,223
Non-capital losses available for future periods	14,511,000	Varies	19,751,990	1,389,396
Canada	$14,511,000	2026 to 2039	$18,228,212	$1,389,396
USA	$-	No expiry date	$1,523,778	$-

29. RELATED PARTY TRANSACTIONS

During the period ended January 31, 2020, the Company entered in the related party transactions as described below.

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at the years ended January 31:

	2020	2019	2018
Due to the President and CEO	$21,713,910	$484	$2,901
Due to directors and officers of the Company	1,476	316,261	-
Due to the CFO of the Company	64	1,888	-
Due to former executives of EFF	-	602,426	-
Due to significant shareholder	-	31,759,648	-
	$21,715,450	$32,680,707	$2,901

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

29. RELATED PARTY TRANSACTIONS (continued)

The Company had the following transactions with related parties during the years ended January 31:

	2020	2019	2018
Consulting fees paid to a director	$38,310	$98,583	$-
Amounts paid to CEO or companies controlled by CEO	13,039,739	-	4,881
Salary paid to directors and officers	1,131,201	1,113,900	245,380
Share Compensation including warrants and stock options for directors and officers	95,613	2,824,852	-
Convertible debenture interest paid to directors and officers	27,230	41,504	-
Rents Paid to Significant Shareholder	-	93,000	-
	$14,332,093	$4,171,839	$250,261

On February 4, 2019, the Company acquired the Phantom Venture Group LLC and Phantom Brands, LLC of Oregon (together, "Phantom Farms"), a private company involved in the cannabis industry, of which, a Director of the Company is a principal owner, the Company paid $10,539,260 (Note 3).  A second agreement signed contemporaneously involving the real estate of Phantom Farms was entered into the by the Company, this agreement was restructured as at February 12, 2020 with the payment by the Company of 7,132,041 common shares (Note 32).

On February 6, 2019, a director was granted a total of 190,000 stock options to purchase common shares exercisable on or before February 5, 2022, at an exercise price of C$1.11 per share.  In connection to these options, the Company recorded a share-based compensation expense of C$126,113.

During the year ended January 31, 2019, the Company:

(i) granted a total of 965,000 stock options to purchase common shares exercisable on or before June 25, 2021, at an exercise price of C$2.80 per share. In connection to these options, the Company recorded share-based compensation expense of C$1,825,245.

(ii) granted a total of 100,000 stock options to purchase common shares exercisable on or before June 27, 2021, at an exercise price of C$2.80 per share. In connection to these options, the Company recorded share-based compensation expense of C$180,818.

(iii) Directors and officers of the Company subscribed to convertible debentures totaling a face value of $176,670.

(iv) Pursuant to a a definitive agreement for the acquisition of Phantom Venture Group LLC and Phantom Brands, LLC of Oregon (together, "Phantom Farms"), a private company involved in the cannabis industry, of which, a Director of the Company is a principal owner, the Company paid $900,000 to be applied to the purchase consideration (Note 12).

During the year ended January 31, 2018, the Company:

(v) Settled C$9,000 of accounts payable and accrued liabilities through the issuance of 36,000 common shares to the former CEO.

(vi) Settled C$12,000 of accounts payable and accrued liabilities through the issuance of 48,000 common shares to the former CFO.

(vii) Granted a total of 465,000 stock options to directors and officers in order to purchase commons shares, exercisable on or before December 15, 2020, at an exercise price of C$0.65 per share

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

30. Transaction costs

Transaction costs for the years ended January 31:

	2020	2019	2018
Acquisition of subsidiaries	$331,973	$2,154,102	$-
Financing commissions	-	2,819,889	-
	$331,973	$4,973,991	$-

31. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee. The Company and the other defendants wholly deny the allegations and claims made in the lawsuit and is defending and may counterclaim through the lawsuit.  As a procedural update, the Company has filed an Oregon Rule of Civil Procedure (ORCP) 21 motion to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; the Rule 21 motions are pending before the court.  Further, the Company's recent internal investigation, findings and self-reporting of actions and alleged malfeasance by the Plaintiffs at the EFF facility (discussed more fully below under Oregon Compliance) should serve to bolster the Company's defense and potential counterclaims in the litigation. Given that this legal proceeding is in a premature stage and the Company wholly denies the claims, no provision was recorded.

On or about May 30, 2019, Wallace Hill filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit.  On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement.  Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.  The civil action is pending, and it is too early to predict its resolution.

Earn out shares

The Company has granted the opportunity for the vendors of certain acquisitions to earn shares of the Company if certain conditions are satisfied.  The earn out shares available to the vendors of Eco Firma Farms are considered to have no value (Note 7).  The earn out shares available to the vendors of both Swell Companies and Phantom Farms (Notes 3 and 4) are recorded as a derivative liability (Note 21).

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2020 and 2019 (Expressed in U.S. dollars)

32. SUBSEQUENT EVENTS

As to the acquisition of Swell companies (Note 4), the payment of $850,000 to the Swell Vendors (included in Consideration payable) is due on January 1, 2021 and interest at 9.5% has been charged on the balance commencing Nov 15, 2019.

On February 28, 2020 the Company restructured the final payment due in regard to the purchase of Megawood Enterprises Inc. (Note 18).  The final payment was cash of $130,000 and the issuance of 95,849 common shares of the Company.

On February 19, 2020, the Company completed the restructuring of the purchase of Phantom Farms and related companies ("Phantom Farms"), including SDP Development Group LLC ("SDP").  The restructuring terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,041 shares of C21 (Note 3).

On June 29, 2020 the Company announced that the Company and its CEO agreed to:

  Extend the Maturity date of the January 1, 2019 Promissory Note (Note 18) held by the CEO to January 1, 2021, on the existing terms and conditions

  Extend the term of the lease of the Fernley premises to July 1, 2023 on the existing terms and conditions including the option to purchase.

  Extend the CEO's employment for a term of three years

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